Exhibit 99.1

Contacts: Fred Adams, Jr., Chairman and CEO
Timothy A. Dawson, Vice President and CFO
(601) 948-6813

CAL-MAINE FOODS REPORTS THIRD QUARTER FISCAL 2010 RESULTS

JACKSON, Miss. (March 29, 2010) — Cal-Maine Foods, Inc. (NASDAQ: CALM) today reported results for the third quarter and nine months ended February 27, 2010.

Net sales for the third quarter of fiscal 2010 were $271.2 million compared with net sales of $270.0 million for the same quarter of fiscal 2009.  The Company reported net income of $34.5 million, or $1.45 per basic share, for the third quarter of fiscal 2010 compared with net income of $30.8 million, or $1.30 per basic share, for the third quarter of fiscal 2009.

For the first nine months of fiscal 2010, net sales were $688.1 million compared with net sales of $715.2 million for the prior-year period.  The Company reported net income of $46.8 million, or $1.97 per basic share, for the first nine months of fiscal 2010 compared with net income of $69.2 million, or $2.91 per basic share, for the year-earlier period.

“We are pleased with Cal-Maine’s results for the third quarter of fiscal 2010,” said Fred Adams, Jr., chairman and chief executive officer of Cal-Maine Foods, Inc.  “We benefitted from a favorable balance of supply and demand for eggs during the quarter, and our sales at the retail level were very good.   Restaurant and other food service sales continued to reflect weak demand as consumers are not dining out as frequently in this economic environment.  However, egg product sales were fairly good.   Our feed costs were also lower for the quarter compared with the prior-year period, improving our profitability.  Overall, our management team did a good job and all of our operations are running smoothly.

“We continue to see a favorable balance between egg supply and egg demand for the coming year.  However, feed costs could continue to be volatile,” added Adams.

For the third quarter of fiscal 2010, Cal-Maine will pay a cash dividend of approximately $0.48 per share to holders of its common and Class A common stock.  The amount paid could vary slightly based on the amount of outstanding shares on the record date.  The dividend is payable May 13, 2010, to shareholders of record on April 28, 2010.

Selected operating statistics for the third quarter of fiscal 2010 compared with the prior-year period are shown below:

	13 Weeks Ended		39 Weeks Ended
	February 27, 2010	February 28, 2009	February 27, 2010	February 28, 2009
Dozen Eggs Sold (000)	210,921	216,784	610,219	572,627
Dozen Eggs Produced (000)	162,177	160,451	482,967	436,961
Dozens Eggs Purchased (000)*	48,744	56,333	127,252	135,666

% Specialty Sales (dozen)	15.4%	14.8%	14.1%	14.0%

Net Average Selling Price (dozen)	$1.238	$1.206	$1.077	$1.186
Feed Cost (dozen)	$0.347	$0.370	$0.358	$0.396

% Specialty Sales	20.4%	19.7%	21.0%	18.4%

* Net of processing loss and inventory adjustments

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CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960 ▪ JACKSON, MISSISSIPPI 39207 PHONE 601-948-6813 FAX 601-969-0905

CALM Reports Third Quarter Fiscal 2010 Results

March 29, 2010

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packing and sale of fresh shell eggs.  The Company, which is headquartered in Jackson, Mississippi, currently is the largest producer and distributor of fresh shell eggs in the United States and sells the majority of its shell eggs in approximately 29 states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties (including those contained in the Company’s SEC filings as well as other unknown or unpredictable factors) that could cause actual results to differ materially from those projected.  SEC filings may be obtained from the SEC or the Company’s website, www.calmainefoods.com.  You are cautioned not to place undue reliance on the forward-looking statements.  Further, the forward-looking statements included herein are only made as of the respective dates thereof, or if no date is stated, as of the date hereof.  Except as otherwise required by law, we undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future that make it clear that any expected results expressed or implied by the forward-looking statements will not be realized.

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CALM Reports Third Quarter Fiscal 2010 Results

March 29, 2010

CAL-MAINE FOODS, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(Unaudited)
(In thousands, except per share amounts)

	13 Weeks Ended		39 Weeks Ended
	February 27,	February 28,	February 27,	February 28,
	2010	2009	2010	2009
Net sales	$271,156	$270,009	$688,055	$715,211
Gross profit	74,924	68,157	139,968	166,820
Operating income	49,937	45,200	70,071	106,305
Other income (expense)	3,427	645	1,069	(251)
Income before income taxes	53,364	45,845	71,140	106,054

Net income	$34,534	$30,843	$46,796	$69,234

Net income per common share:
Basic	$1.45	$1.30	$1.97	$2.91
Diluted	$1.45	$1.29	$1.96	$2.91

Weighted average shares outstanding:
Basic	23,818	23,789	23,805	23,763
Diluted	23,880	23,825	23,875	23,807

SUMMARY BALANCE SHEET
(Unaudited)
(In thousands)

	February 27, 2010	May 30, 2009
ASSETS
Cash and short-term investments	$207,225	$82,048
Receivables	61,488	44,628
Inventories	94,947	97,535
Other	1,427	17,474
Current assets	365,087	241,685

Property, plant and equipment (net)	236,236	249,958
Other assets	57,464	91,202
Total assets	$658,787	$582,845

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses	$95,226	$61,845
Other current liabilities	—	8,400
Current maturities of long-term debt	39,581	13,806
Deferred income taxes	19,640	19,635
Current liabilities	154,447	103,686

Deferred income taxes and other liabilities	34,083	30,167
Long-term debt, less current maturities	108,348	115,983
Shareholders' equity	361,909	333,009
Total liabilities and shareholders' equity	$658,787	$582,845

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